                    U.S. SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                                   FORM 11-K



         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
[X]      SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 1996

                                       OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934


For the transition period from ____________ to ____________.

Commission file number: 0-27942


         A.      Full title of the Plan:

                 Commonwealth Bank Voluntary Investment Plan

         B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                          Commonwealth Bancorp, Inc.
                          2 West Lafayette Street
                          Norristown, Pennsylvania 19401





                          AS FILED ON OCTOBER 24, 1997

ITEM 1.  FINANCIAL STATEMENTS AND EXHIBITS.

   (a)   Financial statements (filed in Exhibit 1 hereto):

              Independent Auditor's Report

              Statement of Net Assets Available for Plan Benefits as of December 31, 1996

              Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 1996

              Notes to Financial Statements

              Schedules

   (b)   Exhibits:

         1.   Financial statements required by Item 1(a)

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                            COMMONWEALTH BANK VOLUNTARY
                                              INVESTMENT PLAN

                                            PNC BANK, TRUSTEE


October 24, 1997                            By: /s/Joseph Petz
                                                ------------------------
                                                Joseph Petz

                     COMMONWEALTH BANK
                     VOLUNTARY INVESTMENT PLAN

                     FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 1996 AND 1995
                     TOGETHER WITH AUDITORS' REPORT

                               COMMONWEALTH BANK

                           VOLUNTARY INVESTMENT PLAN


                               TABLE OF CONTENTS




                                                                          Page
                                                                          ----
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                     1

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
   AS OF DECEMBER 31, 1996                                                   2

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS                          3
   AS OF DECEMBER 31, 1995

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
   PLAN BENEFITS FOR THE YEAR ENDED DECEMBER 31, 1996                        4

NOTES TO FINANCIAL STATEMENTS                                              5-9

SCHEDULES:

  I.  SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES-ITEM 27(a)            10

 II.  SCHEDULE OF REPORTABLE TRANSACTIONS-ITEM 27(d)                        11

                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Compensation and Benefits Committee of the Commonwealth Bank
Voluntary Investment Plan:

We have audited the accompanying statements of net assets available for plan benefits of Commonwealth Bank Voluntary Investment Plan (the "Plan") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995, and the changes in its net assets available for plan benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional information rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.





Philadelphia, Pa.,
  September 12, 1997

                               COMMONWEALTH BANK

                           VOLUNTARY INVESTMENT PLAN


              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                               DECEMBER 31, 1996


                                                   Fidelity           Fidelity                       Compass
                                                    Advisor           Advisor                        Capital        Compass
                                      Stable        Growth           Government       Common          Small         Capital
                                      Value      Opportunities       Investment       Stock         Cap Growth      Balanced
                                       Fund          Fund               Fund           Fund            Fund           Fund
                                   ----------   ---------------   --------------   ------------   --------------   ----------
 INVESTMENTS, at fair value          $  --      $     3,677,851   $      279,380   $  6,459,292   $      246,895   $  227,760

 INVESTMENTS, at contract value       934,268             --               --             --               --           --

 LOANS TO PARTICIPANTS                  --                --               --             --               --           --
                                     --------   ---------------   --------------   ------------   --------------   ----------

 NET ASSETS AVAILABLE
    FOR PLAN BENEFITS                $934,268   $     3,677,851   $      279,380   $  6,459,292   $      246,895   $  227,760
                                     ========   ===============   ==============   ============   ==============   ==========
                                        Janus         Loan
                                        Fund          Fund          Total
                                     ----------    ---------    -------------
 INVESTMENTS, at fair value           $ 271,349    $   --       $ 11,162,527

 INVESTMENTS, at contract value           --           --            934,268

 LOANS TO PARTICIPANTS                    --         514,080         514,080
                                      ---------    ---------    ------------

 NET ASSETS AVAILABLE
    FOR PLAN BENEFITS                 $ 271,349    $ 514,080    $ 12,610,875
                                      =========    =========    ============




         The accompanying notes are an integral part of this statement.

                               COMMONWEALTH BANK

                           VOLUNTARY INVESTMENT PLAN


              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                               DECEMBER 31, 1995


                                                   Fidelity          Fidelity                        Compass
                                                    Advisor          Advisor                         Capital        Compass
                                     Stable         Growth          Government       Common           Small         Capital
                                     Value       Opportunities      Investment        Stock        Cap Growth       Balanced
                                      Fund           Fund              Fund           Fund             Fund           Fund
                                   ----------   ---------------   --------------   ------------   --------------   ----------
 INVESTMENTS, at fair value        $    --      $     2,905,801   $      269,085   $  4,081,095   $       18,144    $ 59,027

 INVESTMENTS, at contract value       759,873             --               --             --               --          --

 LOANS TO PARTICIPANTS                  --                --               --             --               --          --
                                   ----------   ---------------   --------------   ------------   --------------    --------

 NET ASSETS AVAILABLE
      FOR PLAN BENEFITS            $  759,873   $     2,905,801   $      269,085   $  4,081,095   $       18,144    $ 59,027
                                   ==========   ===============   ==============   ============   ==============    ========
                                       Janus        Loan
                                       Fund         Fund          Total
                                     --------     --------     -----------
 INVESTMENTS, at fair value          $ 50,640     $  --        $ 7,383,792

 INVESTMENTS, at contract value         --           --            759,873

 LOANS TO PARTICIPANTS                  --         309,290         309,290
                                     --------     --------     -----------

 NET ASSETS AVAILABLE
      FOR PLAN BENEFITS              $ 50,640     $309,290     $ 8,452,955
                                     ========     ========     ===========


         The accompanying notes are an integral part of this statement.

                               COMMONWEALTH BANK
                           VOLUNTARY INVESTMENT PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                      Fidelity         Fidelity                     Compass
                                                      Advisor           Advisor                     Capital      Compass
                                        Stable         Growth         Government      Common       Small Cap     Capital
                                        Value       Opportunities     Investment      Stock          Growth      Balanced
                                         Fund           Fund             Fund          Fund           Fund         Fund
                                       ---------    ------------     -----------    ----------     ----------   ----------
 ADDITIONS TO NET ASSETS:
    Net unrealized appreciation
       (depreciation) in fair
       value of investments            $  42,630    $   314,054      $  (10,309)    $1,846,422     $(21,629)     $  5,669
    Contributions by employees            87,398        330,877          41,837        188,424       33,745        23,821
    Interest and dividends                 3,949        207,985          17,075         83,432       19,716        11,836
    Net transfers of assets to
       (from) the plan                   223,554        481,281          58,992        299,258      193,006       151,893
                                       ---------    -----------      ----------      ---------     --------      --------
    Total additions                      357,531      1,334,197         107,595      2,417,536      224,838       193,219
                                       ---------    -----------      ----------      ---------     --------      --------
 NET TRANSFERS OF ASSETS
    FROM (TO) OTHER FUNDS               (156,714)      (362,001)        (73,135)       497,181       14,578        (5,365)
                                       ---------    -----------      ----------      ---------     --------      --------
 DEDUCTIONS FROM NET
    ASSETS:
    Benefits paid to participants         25,071        195,253          23,806        535,552       10,628        19,063
    Other                                  1,351          4,893             359            968           37            58
                                       ---------    -----------      ----------      ---------     --------      --------
    Total deductions                      26,422        200,146          24,165        536,520       10,665        19,121
                                       ---------    -----------      ----------      ---------     --------      --------
    Net increase in net assets
       available for plan benefits       174,395        772,050          10,295      2,378,197      228,751       168,733
 NET ASSETS AVAILABLE
    FOR PLAN BENEFITS,
    BEGINNING OF YEAR                    759,873      2,905,801         269,085      4,081,095       18,144        59,027
                                       ---------    -----------      ----------      ---------     --------      --------
 NET ASSETS AVAILABLE
    FOR PLAN BENEFITS,
     END OF YEAR                       $ 934,268    $ 3,677,851      $  279,380     $6,459,292     $246,895      $227,760
                                       =========    ===========      ==========     ==========     ========      ========
                                       Janus             Loan
                                        Fund             Fund            Total
                                      --------         --------       -----------
 ADDITIONS TO NET ASSETS:
    Net unrealized appreciation
       (depreciation) in fair
       value of investments           $    2,397       $  9,114       $ 2,188,348
    Contributions by employees            54,315          --              760,417
    Interest and dividends                 1,644          --              345,637
    Net transfers of assets to
       (from) the plan                   207,893        152,574         1,768,451
                                      ----------       --------       -----------
    Total additions                      266,249        161,688         5,062,853
                                      ----------       --------       -----------
 NET TRANSFERS OF ASSETS
    FROM (TO) OTHER FUNDS                 (2,043)        87,499             --
                                      ----------       --------       -----------
 DEDUCTIONS FROM NET
    ASSETS:
    Benefits paid to participants         43,408         44,397           897,178
    Other                                     89          --                7,755
                                      ----------       --------       -----------
    Total deductions                      43,497         44,397           904,933
                                      ----------       --------       -----------
    Net increase in net assets
       available for plan benefits       220,709        204,790         4,157,920
 NET ASSETS AVAILABLE
    FOR PLAN BENEFITS,
    BEGINNING OF YEAR                     50,640        309,290         8,452,955
                                      ----------       --------       -----------
 NET ASSETS AVAILABLE
    FOR PLAN BENEFITS,
     END OF YEAR                      $  271,349       $514,080       $12,610,875
                                      ==========       ========       ===========

         The accompanying notes are an integral part of this statement.

                               COMMONWEALTH BANK

                           VOLUNTARY INVESTMENT PLAN


                         NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31, 1996


1.  PLAN DESCRIPTION:

General

The following description of the Commonwealth Bank Voluntary Investment Plan (the "Plan") provides only general information. Participants should refer to the plan document as amended and restated effective as of January 1, 1994, together with amendments to the Plan document and to the summary plan description for more complete information.

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Those eligible to participate in the Plan are salaried employees of Commonwealth Bank (the "Bank") who have completed one year of service and have attained age 21.

In July 1995, the Bank acquired four branches of Fidelity Federal Savings and Loan Association ("Fidelity Federal"), which included the employment of certain Fidelity Federal employees. Based on an amendment executed on June 26, 1995, effective August 1, 1995, the Plan allows former Fidelity Federal employees hired by the Bank on or about July 29, 1995, to count prior service with Fidelity Federal for purposes of Years of Eligibility Service under the Plan, and to provide that former Fidelity Federal employees who meet the eligibility requirements as of October 1, 1995, will become participants in the Plan as of October 1, 1995.

In April 1996, the Bank acquired twelve branches of Meridian Bancorp, Inc. which included related employment of certain Meridian employees. Effective July 1, 1996, the Plan was amended to allow former Meridian employees hired by the Bank on or about June 28, 1996, to include prior service with Meridian for purposes of determining Years of Vesting Service and Years of Eligibility Service under the Plan, but not for purposes of determining Years of Participation Service, and to provide that former Meridian employees who meet the eligibility requirements as of July 1, 1996, will become participants in the Plan as of July 1, 1996.

Contributions to the Plan are voluntary. Participants are able to contribute a portion of their pretax earnings, subject to certain limitations (Note 2). All participants are fully vested in all contributions made.

The Plan changed its trustee in October 1995 from Commonwealth Bank to PNC Bank, N.A.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting in accordance with the AICPA Audit and Accounting Guide, "Audits of Employee Benefit Plans."

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets and liabilities at the date of the financial statements and the reported amounts of contributions, earnings and disbursements during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain items in the 1995 financial statements have been reclassified in order to conform with the 1996 financial statement presentation.

Investments

Investments in common trust funds and mutual funds are recorded at the current unit value (which is based upon the value of the underlying securities), and include interest and dividends earned by the funds.

The Plan's Stable Value Fund holds an investment in the PNC Investment Contract Fund, a common trust fund which holds guaranteed investment contracts. These fully benefit-responsive contracts are included in the financial statements for the year ended December 31, 1996 at contract value.

The difference between fair value and the purchase price during the year or beginning of year fair value is reflected in the statement of changes in net assets available for plan benefits as net unrealized appreciation
(depreciation) in the aggregate fair value of investments.

The current value of individual investments that represents 5% or more of the Plan's total net assets available for benefits as of December 31, 1996 and 1995, is as follows:

                                                December 31
                                        ----------------------------
      Investment                            1996            1995
 ------------------------               ------------    ------------
 Stable Value Fund                       $   934,268     $   759,873
 Fidelity Advisor Growth
   Opportunities Fund                      3,677,851       2,905,801
 Common Stock Fund                         6,459,292       4,081,095

Contributions

Contributions are made from participants' pretax earnings at the election of the participant through payroll deduction. Contributions by any participant cannot exceed 15% of annual compensation up to the Internal Revenue Service
(IRS) annual contribution limitation. Employees can elect to invest their contributions in either certificates of deposit, mutual funds or common stock of the Bank. Funds available for investment during 1996 and 1995 include the following:

Commonwealth Stable Value Fund: A fund invested primarily in Guaranteed Investment Contract Funds (GICS) which seeks to generate returns above the rates earned by money market funds while generally maintaining a stable principal value.

Fidelity Advisor Government Investment Fund: A fund invested primarily in securities backed by the full faith and credit of the U.S. government and its various agencies and instrumentalities. The fund has the flexibility to invest in government sectors on the basis of value, as well as economic and market conditions.

Fidelity Advisor Growth Opportunities Fund: A fund invested primarily in traditional growth stocks of companies with potential for above-average growth in earnings or sales.

Common Stock Fund:  A fund invested in Commonwealth Common Stock.

Compass Capital Balanced Fund: A fund invested primarily in equity and fixed income securities which seeks long-term capital appreciation from stocks and current income from bonds. The equity portion of the fund combines a value and growth style in an attempt to identify market opportunities; while the fixed income portion of the fund selects securities from across the entire investment grade spectrum.

Compass Capital Small Cap Growth Fund: A fund invested primarily in small cap stocks which exhibit earnings growth rate prospects in excess of the benchmark average. The fund emphasizes investment in small companies with a market capitalization under $1 billion and seeks to select stocks with earnings growth momentum and relative price strength in the top 35% of their peer group.

Janus Fund: A fund invested primarily in a diversified portfolio of common stocks of issuers of any size. Generally, the fund emphasizes issuers with larger market capitalizations and seeks long-term growth of capital.

Certain participants hold life insurance contracts which are allocated specifically to individual participants' accounts. Accordingly, cash values and benefits accruing under these policies are excluded from assets available for plan benefits. These contracts are no longer an investment option. However, Universal Life Insurance contracts purchased before July 1990 will continue to be held by this Plan.

Investment Income

Investment income is distributed to participants' accounts on a pro-rata basis, taking into consideration the investment elections made by the participant.

Administrative Expenses

All administrative expenses incurred in the operation of the Plan are generally paid by the participants.

3.  PARTICIPANT LOANS:

Under defined conditions, participants are entitled to borrow in a limited capacity from the Plan. Loans generally bear interest at the rate of prime plus 2% and are repayable over no more than five years, unless the loan provides funding for the purchase of the participant's principal residence.

4.  DISTRIBUTIONS TO PARTICIPANTS:

Distributions to retiring and terminated participants are generally made in the year following retirement or termination. Distributions due participants at December 31, 1996 and 1995, amounted to $511,120 and $653,279, respectively. The distributions due to participants are classified as a component of net assets in the accompanying financial statements.

5.  TAX STATUS:

The Plan has received a favorable determination letter from the IRS that the Plan constitutes a qualified plan under the Internal Revenue Code Section 401(a) and, therefore, the related trust is exempt from federal income taxes under the Internal Revenue Code Section 501(a). Management believes the Plan is designed and operating in accordance with the Internal Revenue Code. Accordingly, federal income taxes have not been provided for in the accompanying financial statements.

6.  PLAN TERMINATION:

Although it has not expressed any intent to do so, the Bank has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

7.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                         December 31
                                                 ----------------------------
                                                     1996           1995
                                                 ------------   -------------
 Net assets available for plan benefits per
   the financial statements                      $12,610,875    $  8,452,955
 Cash surrender value of life insurance
   policies (see Note 2)                              23,497          23,497
 Less:  accrued benefits payable                    (511,120)          --
                                                 -----------    ------------
 Net assets available for plan benefits per
   Form 5500                                     $12,123,252    $  8,476,452
                                                 ===========    ============

8.  SUBSEQUENT EVENT:

In January 1997, the Bank acquired Homestead Mortgage, Inc. which included related employment of certain Homestead employees. Effective March 11, 1997, the Plan was amended to allow all former Homestead employees hired by the Bank to become participants in the Plan as of March 1, 1997.

                                                               SCHEDULE I
                                                               EIN #: 23-2760253
                                                               PLAN #: 002



                               COMMONWEALTH BANK

                           VOLUNTARY INVESTMENT PLAN


          ITEM 27(a)--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                     Par Value
                                                     or Number                          Current
          Description of Investment                  of Shares          Cost             Value
 --------------------------------------------      -------------    -------------    -------------
 STABLE VALUE FUND:
      Commonwealth Bank                                  880,371    $     896,456    $     934,268

 COMMON STOCK FUND:
      Commonwealth Bank                                  495,174        2,585,966        6,459,292

 FIDELITY INVESTMENTS:
      Advisor Investment Government Fund                  29,533          281,224          279,380
      Advisor Growth Opportunities Fund                  104,188        3,362,792        3,677,851

 PNC INVESTMENTS:
      Balanced Fund                                       14,720          224,894          227,760
      Small Cap Growth Fund                               12,578          271,074          246,895
      Janus Fund                                           8,054          280,588          271,349
                                                                    -------------    -------------
                                                                    $   7,902,994    $  12,096,795
                                                                    =============    =============

 LOANS TO PARTICIPANTS (8% to 13%)                       514,080    $     514,080    $     514,080
                                                                    =============    =============

                                                               SCHEDULE II
                                                               EIN #: 23-2760253
                                                               PLAN #: 002

                               COMMONWEALTH BANK

                           VOLUNTARY INVESTMENT PLAN

                ITEM 27(d)--SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                                             Cost of
                                       Asset              Number of         Purchase         Assets           Sale           Gain
      Identity of Party             Description          Transactions         Price           Sold            Price         (Loss)
 --------------------------    ----------------------   -------------     -------------   -----------    ------------    -----------
 Single
 ------
   Commonwealth Bank           Common Stock Fund               1          $     515,816   $     --       $     --        $   --
   Fidelity                    Advisor Growth
                               Opportunities Fund              1                481,282         --             --            --

 Series
 ------
   Commonwealth Bank           Common Stock Fund             199              1,901,116     1,278,552      1,369,341        90,789
   Fidelity                    Advisor Growth
                               Opportunities Fund            110              1,126,155       635,946        668,159        32,213
   PNC Bank                    Loan Fund                      60                431,654       235,978        235,978         --
   Commonwealth Bank           Stable Value Fund              81                378,319       241,737        246,554         4,817